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Becky Wang ▨▨▨▨▨▨▨▨▨▨▨▨

Looking to connect with a fellow founder from the AAPI Slack community

Becky Wang ▨▨▨▨▨▨▨▨▨▨   Mon, Jun 12, 2023 at 12:36 PM
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Hi Vanessa,

Both of us are part of the AAPI Slack community that Robin Lai at GGV put together. I came across your bio and thought it would be great for us to connect as entrepreneurs. I'd love to connect 1:1 and hear how we can support one another, particularly in the community space.

I'm the founder of Rabble, an early-stage, people-focused sustainability platform for brands, leveraging AI and the future of the internet to help companies fulfill their ESG initiatives and reporting in local communities.

It's hard to ignore the crisis of connection and belonging, particularly at a time when our own AAPI community is confronted with a message of "You don't belong here." We (and countless Gen Y/Z) are changing the narrative through the "conscience economy," devoting time, money, and attention to social impact. Yet, current technologies don't deliver on the promises of "community" and "engagement."

Our innovative platform connects users with inspired activists/creators who organize local events and actions, and incentivizes active participation from the local community. With a founding team boasting successful exits and has led a 4x CMO/CPO driving significant revenue growth and 3-5x ROI improvement, Rabble.io is well-positioned in the $1T ESG and consumer-focused impact market.

We're launching in Philadelphia at the largest Juneteenth in the US (nearly 25K people) to collect data on product-market-channel fit and are seeking partners and investors in our $3 million seed round, which will open in September.

Would you be willing to spend some time to connect over this? We can reach back after we've collected data or now, as we close out our pre-seed round.

Becky
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Becky Wang

Founder CrossbeatNY & Co-Founder Rabble.io
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